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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2021

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

In connection with the €10 billion European Medium-Term Note Program ("Program") of Fresenius Medical Care AG & Co. KGaA ("the Company"), the Company maintains and updates, on an annual basis, the Program's base prospectus. As the notes issued and to be issued under the Program have been and will be guaranteed by Fresenius Medical Care Holdings, Inc. ("FMCH"), FMCH's audited consolidated financial statements are required for inclusion in any future update to the base prospectus and, upon any successful update of the base prospectus, will be filed with the Commission de Surveillance du Secteur Financier ("CSSF"), which is the competent Luxembourg authority under Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 Prospectus Regulation and the Luxembourg law relating to prospectuses for securities dated July 16, 2019, as amended (Loi du 16 juillet 2019 relative aux prospectus pour valeurs mobilieres et portant mise en oeuvre du reglement (UE) 2017/1129) and will be posted on the Company's website. The Company will also post the audited consolidated FMCH financial statements on the Company's website.

In connection with such anticipated prospectus update, the Company is furnishing the audited consolidated financial statements of FMCH as of December 31, 2020 and December 31, 2019 and for the years then ended. The FMCH financial statements are being furnished to comply with the requirements of Form 6-K and Securities and Exchange Commission Rule 13a-16 relating to information that a foreign private issuer files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange. Notes under the Program may not be offered or sold in the United States of America ("US") absent registration under the US Securities Act of 1933, as amended, or an exemption from registration. Further, any notes under the Program will not be offered for sale in the US or to "US persons" (as defined in Regulation S under the US Securities Act of 1933, as amended).

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Audited consolidated financial statements of Fresenius Medical Care Holdings, Inc. and subsidiaries as of and for the years ended December 31, 2020 and 2019.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 4, 2021

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by:
FRESENIUS MEDICAL CARE MANAGEMENT AG, its General Partner
By:	/s/ RICE POWELL
	Name:	Rice Powell
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner
By:	/s/ HELEN GIZA
	Name:	Helen Giza
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner

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EXHIBITS
SIGNATURES